(Check One):	UNITED STATES	OMB Approval
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden
☐ Form 10-Q	FORM 12b-25	hours per response…2.50
☐ Form 10-D		Commission File Number: 0-31050
☐ Form N-SAR		CUSIP Number: 941057 10 1
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Waste Industries USA, Inc.

Full name of registrant:

3301 Benson Drive, Suite 601

Address of principal executive office (Street and Number):

Raleigh, North Carolina 27609

City, state and zip code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the Company’s evaluation of its internal controls over financial reporting as required by Section 404 of the Sarbanes Oxley Act of 2002, the Company is unable to complete its assessment of its internal controls over financial reporting as of December 31, 2005. As a result, the Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort and expense. The Company intends to file its Form 10-K within the next fifteen calendar days in accordance with Rule 12b-25.

The year ended December 31, 2005 is the first year that the Company became subject to the disclosure requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. Stephen Grissom (Name)	(919) (Area Code)	325-3000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Waste Industries USA, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ D. Stephen Grissom
D. Stephen Grissom, Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

2